VIA EDGAR AND FEDERAL EXPRESS

Ms. Jessica Livingston
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4-8
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     UCB Financial Group, Inc.
Registration Statement on Form SB-2 (File No. 333-74256)

Dear Ms. Livingston:

Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended (the “Act”), UCB Financial Group, Inc., a Georgia corporation (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form SB-2 (File No. 333-74256), filed with the SEC on November 30, 2001 (the “Registration Statement”).

Due to delays in the Federal Reserve’s background checks on certain foreign directors, the Company has determined not to offer its securities to the public at this time. Instead, United Commercial Bank (d/b/a Atlanta Business Bank), the Company’s intended subsidiary bank (the “Bank”), will sell securities directly and operate as a stand-alone bank. Each subscriber was given the opportunity to invest in common stock of the Bank, an exempt security under the Act, or to have his or her investment refunded. Accordingly, no securities were sold in connection with the registered offering.

The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. If you have any questions or comments about the foregoing, please call the undersigned at (678) 742-9991 or Michael P. Marshall, Jr., Esq. of Miller & Martin LLP, the Company’s counsel, at (404) 962-6442.

Very truly yours

/S/    RONNIE L. AUSTIN

Ronnie L. Austin, President

cc:     Michael P. Marshall, Esq.